SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     )1

BUNGE LIMITED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

G16962105

(CUSIP Number)

Mar 28, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of section 18 of the securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. G16962105	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,328,780
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,328,780
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,328,780
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.00% **
12.	TYPE OF REPORTING PERSON * CO

**	Percentage is based on 146,555,973 Shares outstanding as reported in the issuer’s annual report on Form 10-K and filed with the Securities and Exchange Commission on March 1, 2013.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer

Bunge Limited

Item 1(b). Address of Issuers’ Principal Executive Offices

50 MAIN STREET 6TH FLOOR WHITE PLAINS

NY 10606

United States

Item 2(a). Name of Person Filing

Government of Singapore Investment Corporation Pte Ltd

Item 2(b). Address of Principal Business Office

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c). Citizenship

Singapore

Item 2(d). Title of Class of Securities

COMMON STOCK

Item 2(e). CUSIP Number

G16962105

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a

N.A.

Item 4. Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Person	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
		Sole[1]	Shared[1]	Sole[1]	Shared[1]
Government of Singapore Investment
Corporation Pte Ltd	7,328,780	0	7,328,780	0	7,328,780
Total (all Reporting Persons) [2]	7,328,780	0	7,328,780	0	7,328,780

1	The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 5,629,129 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 1,699,651 securities beneficially owned by it with the Monetary Authority of Singapore.
2	GIC disclaims membership in a group.

Item 5. Ownership of Five Percent or Less of a Class

N.A.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

N.A.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2013	Government of Singapore Investment
Date	Corporation Pte Ltd

	by	/s/ Celine Loh	/s/ Lim Eng Kok
		Celine Loh	Lim Eng Kok
		Senior Vice President	Senior Vice President